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April 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Dorrie Yale

Re:                             Jaguar Health, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2019
File No. 001-36714

Dear Ms. Yale:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated April 4, 2019 (the “Letter”) regarding the Company’s above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”).  Contemporaneous with this filing, the Company is filing on the EDGAR system Amendment No. 1 to the Proxy Statement (the “PRE 14A/A”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the PRE 14A/A. Terms used but not defined herein have the respective meanings assigned thereto in the PRE 14A/A.

Preliminary Proxy Statement on Schedule 14A

Proposal 5 — Approval of the Issuance of Shares of Common Stock Upon Exchange . . . ., page 27

1.                                      Please revise to show the number of shares of your common stock that may potentially be issued pursuant to the Notes and the Warrants based on a range of Exercise Prices. Please also provide similar disclosure for Proposal 6.

Response:  The Company acknowledges the Staff’s Comment, and in response thereto, has revised the disclosure on pages 28-29 and 30-31 of the PRE 14A/A to show the number of shares of common stock that may potentially be issued based on a range of Exercise Prices for both Proposal 5 and Proposal 6.

Proposal 7 — To Approve, for Purposes of NASDAQ Rule 5635(d), of the Issuance of Shares of Common Stock to Oasis Capital, page 32

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Dorrie Yale Securities and Exchange Commission Division of Corporation Finance April 9, 2019 Page 2

2.                                      You state that you expect the Equity Line Offering will be made pursuant to your S-3 registration statement (File No. 333-220236). We note that you filed a prospectus supplement to this registration statement on April 1, 2019, in which you stated that your non-affiliate market value is approximately $25.8 million, which implies that under General Instruction I.B.6 of the Form S-3, the value of the offering under such prospectus supplement, together with all other sales made during the prior 12 calendar month period, may not exceed approximately $8.6 million. You also stated in such prospectus supplement that following the offering, you will have sold securities with an aggregate market value of approximately $0.23 million pursuant to General Instruction I.B.6, and state on the selling shareholder cover page that you have not sold any securities under I.B.6. We note you filed prospectus supplements on April 1, 2019, March 19, 2019, and January 8, 2019 relating to shares to be sold to Oasis Capital, LLC, and covering the sale of 20,000,000, 8,000,000 and 5,633,333 shares, respectively. We also note your March 25, 2019 prospectus relating to an offering of 1,331,332 shares. It appears that you have exceeded your I.B.6 capacity. With specific references to each prospectus supplement filed under this registration statement in 2019, please explain how you calculated your remaining available capacity under General Instruction I.B.6 and why you believe you were eligible to register each amount pursuant to the S-3 registration statement. Refer to Securities Act Forms Compliance and Disclosure Interpretations 116.21, 116.23 and Securities Act Sections Compliance and Disclosure Interpretations 139.21 and 139.23 for guidance.

Response:  The Company acknowledges the Staff’s Comment and has included on Exhibit A attached hereto the information requested by this Comment #1.  The Company has sold shares of common stock for aggregate consideration of $2,769,161.62 pursuant to General Instruction I.B.6 in the twelve months ending April 1, 2019 (the filing date of the latest prospectus supplement to the Company’s registration statement on Form S-3 (333-220236) (the “Form S-3”)).  These sales under General Instruction I.B.6 included an aggregate of $206,160.00 in January 2019, $348,474.99 in February 2019 and $2,214,526.33 in March 2019.  The amounts that remain available under General Instruction I.B.6 as of the date of the filing of the prospectus supplements on January 8, 2019, March 19, 2019, March 25, 2019 and April 1, 2019 are $4,601,105.25, $4,484,283.68, $2,468,962.04, and $5,834,771.82, respectively.

The Company calculated the applicable one-third aggregate market value limitation by determining, as of the date of each take down, the product of: (1) the number of the Company’s shares of common stock outstanding as of such date, excluding shares held by its affiliates, multiplied by (2) the highest closing price of the Company’s common stock on the Nasdaq Stock Market in the 60 days immediately preceding such date, by (3) 33%.

The Company notes that the statement in the prospectus supplement to the Form S-3 on April 1, 2019 that approximately $0.23 million of securities were sold was a clerical error.  The correct figure is approximately $8.3 million. The $0.23 million figure reflects the approximate I.B.6 capacity remaining as of April 1, 2019.

3.                                      We note your reference in the third paragraph of the proxy statement that you are registering the offering of the equity line shares as an indirect primary offering. However, in each of your Form S-3 prospectus supplements dated April 1, 2019, March 19, 2019 and January 8, 2019, you state that you are registering both the issuance of shares to Oasis Capital and the resale of the shares by Oasis Capital. Please tell us whether you are registering the primary issuance of the equity line shares to Oasis or the resale of such shares by Oasis as an indirect primary offering and provide us with you

Dorrie Yale Securities and Exchange Commission Division of Corporation Finance April 9, 2019 Page 3

analysis as to why you believe you are able to register such offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations 139.06, 139.15, 139.17 and 139.18 for guidance.

Response:  The Company acknowledges the Staff’s Comment and respectfully submits that, in each of its Form S-3 prospectus supplements dated April 1, 2019, March 19, 2019 and January 8, 2019, it is registering the primary offering of the equity line shares to Oasis in reliance on Rule 415(a)(1)(x) of the Securities Act of 1933, as amended.  The Company believes it is able to register such offering pursuant to General Instruction I.B.6 of the Form S-3 Registration Statement because it confirmed that the total amount of securities issuable under the equity line agreement represent no more than one-third of the Company’s public float at the time of execution of the equity line agreement, as detailed in the Company’s response to Comment #2 above.  The Company has revised the disclosure on page 32 of the PRE 14A/A to make clear it is registering the offering of the equity line shares as a primary offering and not as an indirect primary offering nor a resale of shares by Oasis.

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Dorrie Yale Securities and Exchange Commission Division of Corporation Finance April 9, 2019 Page 4

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0358.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:	Lisa A. Conte, Jaguar Health, Inc., by e-mail
Karen Wright, Jaguar Health, Inc., by e-mail
Donald C. Reinke, Reed Smith LLP, by e-mail

Exhibit A

Calculation of Shelf Capacity under General Instruction I.B.6 of Form S-3

Calculation Date:	1/7/2019	3/19/2019	3/25/2019	4/1/2019
Highest Closing Sales Price in last 60 Days:	$0.52	$0.465	$0.465	$0.465
Total Non-Affiliate Shares:	26,777,171	39,767,507	50,958,741	61,204,996
Market Value of Non-Affiliate Shares:	$13,924,128.92	$18,491,890.76	$23,695,814.57	$28,460,323.14
Shelf Capacity:	$4,641,376.31	$6,163,963.59	$7,898,604.86	$9,486,774.38
Total Amount Utilized under Shelf in Last 12 Months (LTM)	$0.00	$1,478,597.63	$4,842,926.74	$2,769,161.62
Capacity Remaining under Shelf:	$4,641,376.31	$4,685,365.96	$3,055,678.12	$6,717,612.76
Amount Utilized in LTM Assuming Sale of All Shares in Take-Down:	$4,224,999.75	$5,127,289.88	$5,109,193.14	$8,369,161.62